SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
AMENDMENT NO. 2

3M COMPANY
(Name of Subject Company (Issuer))

3M Company
(Name of Filing Person (Offeror))

Common Stock, $0.01 par value
(Title of Class of Securities)

88579Y101
(CUSIP Number of Class of Securities)

Kevin H. Rhodes
Executive Vice President and Chief Legal Affairs Officer
3M Center, Building 220-9E-02
St. Paul, Minnesota 55144
(651) 733-1110
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Steven A. Rosenblum		Michael J. Aiello
Jenna E. Levine		Eoghan P. Keenan
Wachtell, Lipton, Rosen & Katz		Michelle A. Sargent
51 West 52nd Street		Weil, Gotshal & Manges LLP
New York, New York 10019		767 5th Avenue
Telephone: (212) 403-1000		New York, New York 10153
Facsimile: (212) 403-2000		Telephone: (212) 310-8000
Facsimile: (212) 310-8007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Amendment No. 2 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed by 3M Company, a Delaware corporation (“3M”) with the Securities and Exchange Commission (the “SEC”) on August 4, 2022, as amended by Amendment No. 1 to the Issuer Tender Offer Statement, filed with the SEC on August 12, 2022 (as so amended, the “Schedule TO”).

The Schedule TO relates to the offer to exchange all of the outstanding shares of common stock, par value $0.01 per share (“Garden SpinCo common stock”), of Garden SpinCo Corporation, a Delaware corporation (“Garden SpinCo”), for shares of common stock, par value $0.01 per share (“3M common stock”), of 3M that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer (as defined below).  Following the consummation of the Exchange Offer, Nova RMT Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly owned subsidiary of Neogen Corporation, a Michigan corporation (“Neogen”), will be merged with and into Garden SpinCo, whereby the separate corporate existence of Merger Sub will cease and Garden SpinCo will continue as the surviving corporation and a wholly owned subsidiary of Neogen (the “Merger”).  In the Merger, each outstanding share of Garden SpinCo common stock (except for shares of Garden SpinCo common stock held by Garden SpinCo as treasury stock or by Neogen or Merger Sub, which shares will be canceled and cease to exist, without any consideration being delivered in exchange therefor) will be converted into the right to receive shares of common stock, par value $0.01 per share, of Neogen (“Neogen common stock”), together with cash in lieu of any fractional shares of Neogen common stock, upon the terms and subject to the conditions described in the Prospectus, dated August 4, 2022 (the “Prospectus”), the Letter of Transmittal and the Exchange and Transmittal Information Booklet, copies of which were attached as Exhibits (a)(i), (a)(ii) and (a)(iii) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Exchange Offer”).  In connection with the Exchange Offer, Garden SpinCo has filed with the Securities and Exchange Commission (the “SEC”), under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (Registration No. 333-263669) (as amended, the “Registration Statement”) to register the shares of Garden SpinCo common stock offered in exchange for shares of 3M common stock tendered in the Exchange Offer and to be distributed in any clean-up spin-off to the extent that the Exchange Offer is not fully subscribed. Neogen has filed under the Securities Act a registration statement on Form S-4 (Registration No. 333-263667) to register the shares of Neogen common stock that will be issued in the Merger.

This Amendment No. 2 shall be read together with the Schedule TO. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO.

Item 4. Terms of the Transactions.

Item 4(a) of the Schedule TO, which incorporates by reference the information contained in the Exchange Offer, is hereby amended and supplemented by adding the following thereto:

3M is offering 108,269,946 shares of Garden SpinCo common stock for shares of 3M common stock. Based on the final exchange ratio, 3M will accept for exchange a maximum of 15,989,536 shares of 3M common stock in the Exchange Offer.

The final exchange ratio for the Exchange Offer will be 6.7713 shares of Garden SpinCo common stock for each share of 3M common stock validly tendered and not properly withdrawn that is accepted for exchange. As a result, 3M stockholders who tender their shares of 3M common stock in the Exchange Offer ultimately will have the right to receive approximately 6.7713 shares of Neogen common stock in the subsequent merger (subject to the receipt of cash in lieu of fractional shares) for each share of 3M common stock accepted for exchange. Because the final exchange ratio is less than the upper limit, the upper limit is not in effect.

The Exchange Offer and withdrawal rights will expire at 11:59 p.m., New York City time, on August 31, 2022, unless extended or terminated.

The Exchange Offer will be subject to proration if the Exchange Offer is oversubscribed, and the number of shares of 3M common stock accepted in the Exchange Offer may be fewer than the number of shares tendered. If the Exchange Offer is completed, but not fully subscribed, 3M will distribute all of the shares of Garden SpinCo common stock that it continues to hold on a pro rata basis to holders of 3M common stock whose shares of 3M common stock remain outstanding after consummation of the Exchange Offer.

On August 29, 2022 3M issued a press release announcing the final exchange ratio, a copy of which is attached as Exhibit (a)(1)(ix) hereto and is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

Item 8 of the Schedule TO is hereby amended and supplemented as follows:

(b) Securities Transactions.  Based on the information available to 3M as of August 30, 2022, other than with respect to 3M’s employee benefit plans, the following table sets forth the transactions in 3M common stock by directors and executive officers of 3M in the past 60 days:

Name	Date of Transaction	Number and Type of Securities	Price Per Share	Type of Transaction
Zoe L. Dickson	June 30, 2022	3 common stock equivalents	$129.21	Acquisition of common stock equivalents pursuant to the dividend reinvestment feature of the 3M stock fund in 3M’s Voluntary Investment Plan
Jeffrey Lavers	July 1, 2022	7,783 restricted stock units	$0	Receipt of a restricted stock unit award under 3M’s long-term incentive plan
Monish Patolawala	July 5, 2022	6,013 shares of common stock	$128.48	Acquisition of shares upon settlement of restricted stock units under 3M’s long-term incentive plan
Michael Eskew	July 29, 2022	311.677 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
James Fitterling	July 29, 2022	240.436 deferred stock units	$140.37	Acquisition of deferred stock units under the terms of 3M’s Compensation Plan for Non-employee Directors and long-term incentive plan
Muhtar Kent	July 29, 2022	276.057 shares of common stock	$140.37	Acquisition of shares pursuant to 3M’s Compensation Plan for Non-employee Directors and its long-term incentive plan
Michael G. Vale	August 2, 2022	43,705 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Michael G. Vale	August 2, 2022	36,771 shares of common stock	$143.23	Disposition of shares pursuant to a market sale
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Zoe L. Dickson	August 4, 2022	2,265 shares of common stock	$144.40	Disposition of shares pursuant to a market sale
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
John P. Banovetz	August 10, 2022	3,145 shares of common stock	$150.32	Disposition of shares pursuant to a market sale
Eric D. Hammes	August 17, 2022	3,145 shares of common stock	$101.49	Acquisition of shares upon exercise of stock options granted under 3M’s long-term incentive plan
Eric D. Hammes	August 17, 2022	3,145 shares of common stock	$147.41	Disposition of shares pursuant to a market sale

Item 11. Additional Information.

On August 29, 2022, 3M issued a press release relating to a decision of the United States Bankruptcy Court in the Southern District of Indiana. A copy of the release is attached as Exhibit (a)(1)(x) hereto and is incorporated herein by reference.

Item 12(a). Exhibits.

Item 12(a) of the Schedule TO is amended and supplemented by adding the following exhibits thereto:

Exhibit No.	Description
(a)(1)(ix)	Press Release by 3M Company, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 of 3M’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 29, 2022)

(a)(1)(x)	Press Release by 3M Company, dated August 29, 2022 (incorporated by reference to Exhibit 99.1 of 3M's Form 8-K filed with the U.S. Securities and Exchange Commission on August 30, 2022)

(a)(5)(xi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 15, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 15, 2022)

(a)(5)(xii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 16, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 16, 2022)

(a)(5)(xiii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 17, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 17, 2022)

(a)(5)(xiv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 18, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 18, 2022)

(a)(5)(xv)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 19, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 19, 2022)

(a)(5)(xvi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 22, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 22, 2022)

(a)(5)(xvii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 23, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 23, 2022)

(a)(5)(xviii)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 24, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 24, 2022)

(a)(5)(xix)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 25, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 25, 2022)

(a)(5)(xx)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 26, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 26, 2022)

(a)(5)(xxi)
Text of the website that is being maintained in connection with the Exchange Offer, updated on August 29, 2022 (incorporated by reference to 3M’s Form 425 filed with the Securities and Exchange Commission on August 30, 2022)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3M COMPANY

By:	/s/ Michael M. Dai
	Name:	Michael M. Dai
	Title:	Vice President, Associate General Counsel and Secretary

Dated: August 30, 2022